UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

VectivBio Holding AG

(Name of Subject Company)

VectivBio Holding AG

(Name of Person Filing Statement)

Ordinary Shares, nominal value of CHF 0.05 per share

(Title of Class of Securities)

H9060V101

(CUSIP Number of Class of Securities)

Luca Santarelli, M.D.

Chief Executive Officer

Aeschenvorstadt 36

4051 Basel

Switzerland

Tel: +41 615513030

Email: luca.santarelli@vectivbio.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Michal Berkner Brandon Fenn Ryan Samson Rita Sobral Cooley (UK) LLP 22 Bishopsgate London, EC2N 4BQ United Kingdom +44 (0) 20 7556 4321	Andreas Müller Margrit Marti Homburger AG Prime Tower Hardstrasse 201 CH-8005 Zurich Switzerland +41 43 222 10 00

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (the “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by VectivBio Holding AG, a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland (“VectivBio” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on May 31, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”) relating to the tender offer (the “Offer”) by Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Ironwood”), to acquire all of the outstanding registered ordinary shares, nominal value of CHF 0.05 per share (the “Shares”), of VectivBio for $17.00 per Share, net to the shareholders of VectivBio in cash (but subject to deduction for any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 31, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which were filed as Exhibit (a)(1) and Exhibit (a)(2), respectively, to the Schedule 14D-9. The Offer is being made pursuant to the Transaction Agreement, dated as of May 21, 2023, by and between Ironwood and VectivBio (the “Transaction Agreement”), a copy of which was filed as Exhibit (e)(1) to the Schedule 14D-9 filed by the Company with the SEC on May 31, 2023. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. This Amendment No. 4 is being filed to reflect certain updates as set forth below.

Item 2. Identity and Background of Filing Person.

“Item 2. Identity and Background of Filing Person” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By amending and restating the twelfth paragraph under the section titled “Tender Offer” on page 3 by deleting the entire paragraph and replacing it with the following paragraphs to read as follows:

“The Offer and withdrawal rights expired one minute after 11:59 P.M., Eastern Time, on June 28, 2023 (the “Expiration Date”). VectivBio has been advised that, as of the Expiration Date, 59,287,753 Shares have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 94.40% of the Shares outstanding (not including 2,007,310 Shares delivered pursuant to guaranteed delivery procedures, representing approximately 3.20% of the outstanding Shares). The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition. As all conditions to the Offer have been satisfied or waived, Ironwood has accepted for payment and will promptly pay for all Shares that were validly tendered and not validly withdrawn in accordance with the terms of the Offer.

As a result of its acceptance for payment of all Shares that were validly tendered and not validly withdrawn in accordance with the terms of the Offer, Ironwood owns at least the percentage of Shares that would be required to consummate the Merger in accordance with the laws of Switzerland and a merger agreement to be entered into by Merger Sub and VectivBio, pursuant to which VectivBio will be merged with and into Merger Sub, and Merger Sub will continue as the surviving entity of the Merger, and each Share (other than the Excluded Shares) that is not validly tendered and accepted pursuant to the Offer or acquired by Ironwood after the Acceptance Time will thereupon be cancelled and converted into the right to receive the Offer Price.

Following the completion of the Offer, to the extent permitted under applicable law and stock exchange regulations, Ironwood intends to delist the Shares from Nasdaq. Following delisting of the Shares from Nasdaq and provided that the criteria for deregistration are met, Ironwood intends to cause VectivBio to make a filing with the SEC requesting that VectivBio’s reporting obligations under the Exchange Act be terminated.

The full text of the press release announcing the expiration and results of the Offer is attached as Exhibit (a)(21) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9. Exhibits.

“Item 9. Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(21)	Joint Press Release issued by Ironwood Pharmaceuticals, Inc. and VectivBio Holding AG, dated June 29, 2023 (incorporated by reference to Exhibit 99.1 to VectivBio’s Form 6-K, filed June 29, 2023).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VECTIVBIO HOLDING AG

By:	/s/ Luca Santarelli
Name:	Luca Santarelli
Title:	Chief Executive Officer

Dated: June 29, 2023